Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information in Exhibit 99.D about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2026 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2026 (the “2026 Form 18-K”), as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2026 Form 18-K, the information in this section replaces such information. No significant changes to the information provided in the 2026 Form 18-K have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2026 Form 18-K.

Repurchase of Outstanding 6.750% Notes due 2028, 8.500% Notes due 2036 and 8.000% Notes due 2039

On September 2, 2026, the Government of Jamaica launched a liability management transaction consisting of an Invitation for Offers to Tender for Cash (the “Invitation”) its 6.750% Notes due 2028 (the “2028 Notes”), 8.500% Notes due 2036 (the “2036 Notes”), and 8.000% Notes due 2039 (the “2039 Notes”) (the 2028 Notes, the 2036 Notes, and the 2039 Notes, collectively, the “Invitation Notes”). Concurrently with the Invitation, the Government of Jamaica issued a new series of U.S.$1,000,000,000 6.250% Notes due 2037 pursuant to an Underwriting Agreement, dated September 10, 2026, entered into among the Government of Jamaica, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc., the proceeds of which were used to repurchase the Invitation Notes tendered pursuant to the Invitation.

U.S.$ 357,551,000.00 aggregate original principal amount of the 2028 Notes (including additional amounts tendered after the Expiration Time (as defined in the Invitation)), U.S.$2,286,000.00 aggregate original principal amount of the 2036 Notes (including additional amounts tendered after the Expiration Time) and U.S.$131,292,000.00 aggregate original principal amount of the 2039 Notes were validly tendered and settled on or prior to September 17, 2026.

After the final settlement of the Invitation, the original principal amount of 2028 Notes outstanding was U.S.$ 898,745,000.00, the original principal amount of 2036 Notes outstanding was U.S.$247,714,000.00 and the original principal amount of the 2039 Notes outstanding was U.S.$ 1,111,946,000.00.

Risk Factors

Risk Factors Relating to Jamaica

Any investment in securities of a sovereign in an emerging market, such as the notes, involves significant risks.

Jamaica is an emerging market economy, and investing in securities of emerging markets issuers generally involves a higher degree of risk. Social and macroeconomic factors may also affect economic and fiscal results. Investing in securities of issuers in emerging markets, such as Jamaica, generally involves a higher degree of risk than investments in securities of corporate or sovereign issuers from more developed countries. Factors that adversely affect emerging market countries, such as Jamaica, include, among others, the following:

•	fiscal deficits;

•	dependence on external financing;

•	high interest rates;

•	devaluation or depreciation of the currency;

•	lack of adequate infrastructure necessary to accelerate economic growth;

•	high inflation; and

•	adverse changes in governmental economic, tax or other policies.

Any of these factors may have an adverse effect on the condition of Jamaica, while volatility in the markets for securities similar to the notes may adversely affect the liquidity of, and trading market for, the notes.

Developments in Jamaica’s trading partners may materially and adversely affect Jamaica and its ability to service the notes.

If interest rates increase significantly in developed economies, including the United States, Jamaica’s trading partners could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth on the part of Jamaica’s trading partners could have a material adverse effect on the markets for Jamaican exports and tourism and, in turn, adversely affect the Jamaican economy. An increase in interest rates in developed economies would also increase Jamaica’s debt service requirements with respect to its debt obligations that accrue interest on a floating rate basis, which could adversely affect the ability of Jamaica to service its public debt generally, including the notes.

Depreciation or appreciation of the JA dollar could have a material adverse effect on the Jamaican economy and Jamaica’s ability to service the notes.

We cannot assure you that the JA dollar will not depreciate or appreciate significantly in the future. Either a significant appreciation or a significant depreciation could have a material adverse effect on the Jamaican economy and the general ability of Jamaica to service its public debt, including the notes.

Jamaica has experienced economic problems and may continue experiencing economic problems, which may affect Jamaica’s ability to service its debt, including the notes.

Jamaica has experienced volatility in its macroeconomic drivers and has experienced economic crises in recent decades. The Jamaican economy expanded in terms of Real GDP 0.1% in 2025 compared to 2024, contracted by 0.5% in 2024 compared to 2023 and expanded by 2.8% in 2023 compared to 2022. Jamaica cannot offer any assurance that the Jamaican economy will grow in the future. Economic growth depends on a variety of factors, including, among others, the sustainability of tourism, the stability and competitiveness of the JA dollar against foreign currencies, confidence among Jamaican consumers and foreign and domestic investors and their rates of investment in Jamaica, the willingness and ability of businesses to engage in new capital spending and the rate of inflation. Some of these factors are outside of Jamaica’s control. If Jamaica experiences economic problems, Jamaica may have difficulty in servicing the notes.

Jamaica faces long-term economic challenges, including:

•	a substantial merchandise trade deficit;

•	social problems relating to high unemployment, poverty and crime;

•	high debt levels; and

•	high energy costs.

The Jamaican economy remains vulnerable to external shocks, including natural disasters such as hurricanes, which could have a material adverse effect on economic growth and Jamaica’s ability to make payments on its debt, including the notes.

Jamaica’s economy is vulnerable to external shocks. A reduction in tourism, as a result of economic decline in other countries or natural disasters, such as hurricanes, may cause a reduction in revenue and could have an adverse effect on the Jamaican economy. In addition, a significant decline in the economic growth of any of Jamaica’s major trading partners, especially the United States, could have an adverse effect on Jamaica’s balance of trade and adversely affect Jamaica’s economic growth. The United States is Jamaica’s largest export market. Jamaica’s economy also benefits substantially from remittances, which tend to decline during global and U.S. economic downturns. A significant decrease in remittances from Jamaicans living abroad may lead to depreciation of the JA dollar and negatively affect the ability of Jamaica to meet its external debt obligations. Jamaica cannot assure you that events affecting other markets will not have a material adverse effect on Jamaica’s growth and its ability to service its public debt, including the notes.

On October 28, 2025, Hurricane Melissa, the third strongest Atlantic hurricane of record, passed through Jamaica destroying critical electricity infrastructure, communication networks, renewable energy systems and gas stations, with damages estimated at U.S.$8.8 billion. Seven of Jamaica’s western parishes experienced devastating hurricane force winds, storm surges and heavy rainfall, which caused flooding, landslides, and widespread destruction. Jamaica’s tourism industry was also severely impacted by Hurricane Melissa, with major hotels damaged across the main resort areas including Montego Bay, Negril, Ocho Rios and the South Coast, and airports and cruise ship piers closed for a period of time. The effects of this natural disaster may continue to adversely affect the development and performance of key sectors of the country’s economy.

Jamaica may be unable to obtain financing on satisfactory terms in the future and its ability to service its public debt may be adversely affected.

Jamaica’s future fiscal results may be insufficient to meet its debt service obligations and it may have to rely in part on additional financing from the domestic and international capital markets on satisfactory terms in order to meet its future debt service obligations. In the future, Jamaica may not be able or willing to so access the international capital markets, and this may have a material adverse effect on Jamaica’s ability to service its public debt, including the notes.

Jamaica relies heavily on foreign oil supplies, which may be disrupted or increase in cost in the future.

Jamaica is dependent on imported fossil fuels to satisfy domestic energy consumption. Jamaica receives approximately 62% of its energy requirements from imported oil and approximately 26% of its energy requirements from imported natural gas. In August 2005, Jamaica entered into the PetroCaribe Agreement (the “PetroCaribe Agreement”) with the government of Bolivarian Republic of Venezuela (“Venezuela”) under which Venezuela has agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility, the terms of which are determined by the prevailing price per barrel of oil internationally. In light of current sanctions against Venezuela, Jamaica is not currently receiving any crude oil imports under the PetroCaribe Agreement, nor has it received such imports in the past three years nor does it currently expect to receive any oil from Venezuela under the PetroCaribe Agreement. Following the imposition of U.S. sanctions against Venezuela, and until July 2021, any amounts due from Jamaica under the PetroCaribe Agreement were placed in a segregated account with the Bank of Jamaica, which as of July 2026, totaled approximately U.S.$45 million. Since July 2021, following an arbitration award to third-party claimants against Venezuela and as ordered by the Supreme Court of Judicature of Jamaica, Jamaica has made payments owed under the PetroCaribe Agreement totaling approximately U.S.$28.3 million from the segregated account into a receivership benefitting such claimants, in compliance with the terms of a relevant specific OFAC license. Any disruption of oil supplies or a significant increase in international oil prices may have a material adverse effect on the Jamaican economy and Jamaica’s ability to service its debts, including the notes.

Furthermore, ongoing geopolitical tensions or military conflict in the Middle East, including involving Iran, may cause significant uncertainty and may contribute to volatility in global energy markets, including increased fuel prices and shipping channel disruptions. Volatility in global energy prices may also contribute to higher domestic energy costs for Jamaica and could place upward pressure on inflation. While the full extent of the impact of these conflicts remains to be seen as of the date of this prospectus supplement, the effects of such conflicts could negatively affect Jamaica’s economic growth, inflation and fiscal revenues.

There can be no assurances that Jamaica’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Jamaica’s long-term foreign-currency debt is currently rated sub-investment grade by the three leading rating agencies. As of February 5, 2026, Fitch Ratings affirmed Jamaica’s credit rating at “BB-,” with the outlook remaining “stable.” As of September 25, 2025, S&P Global Ratings upgraded the “BB-” credit rating of Jamaica to “BB” and affirmed Jamaica’s outlook as “positive.” As of December 19, 2025, Moody’s upgraded the “B1” credit rating of Jamaica to “Ba3” and revised Jamaica’s outlook from “positive” to “stable.”

Ratings address the creditworthiness of Jamaica and the likelihood of timely payment of Jamaica’s long-term bonds. There can be no assurances that Jamaica’s credit ratings will be improved or maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may adversely affect the trading price of Jamaica’s debt securities (including the notes), which could potentially affect Jamaica’s cost of funds in the international capital markets and the liquidity of and demand for Jamaica’s debt securities.

The ongoing conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on Jamaica’s economy and its ability to raise funding in the external debt markets in the future.

The Russia-Ukraine conflict contributed to the upward pressure to global prices for certain commodities and affected conditions in the international capital markets. In addition, the conflict in the Middle East has disrupted global commodity production, trade routes and supply chains. Although the full extent and duration of these conditions remain uncertain, further escalation could disrupt global trade, materially affect the performance of the Jamaican economy and, as a result, negatively affect Jamaica’s ability to raise funding in the external debt markets in the future.